Exhibit 99.1

Chartered Semiconductor Manufacturing Ltd. (Regn. No.: 198703584-K ) www.charteredsemi.com	880 N. McCarthy Blvd., Ste. 100 Milpitas, California 95035 Tel: (1) 408.941.1100 Fax: (1) 408.941.1101	60 Woodlands Industrial Park D Street Two Singapore 738406 Tel: (65) 6362.2838 Fax: (65) 6362.2938
 N e w s  R e l e a s e

Investor Contacts: Suresh Kumar (1) 408.941.1110 sureshk@charteredsemi.com	Lim Li Chuen (65) 6360.4060 lclim@charteredsemi.com

Media Contacts: Chartered U.S.: Tiffany Sparks (1) 408.941.1185 tiffanys@charteredsemi.com	Chartered Singapore: Celestine Lim (65) 6360.4017 celestinelim@charteredsemi.com
CHARTERED UPDATES GUIDANCE FOR SECOND QUARTER
SINGAPORE — June 12, 2009 — Today, in its scheduled mid-quarter update, Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT and SGX-ST: CHARTEREDSC) revised its second quarter 2009 guidance, which was originally provided on April 24, 2009.
“Compared to our expectation in April, we are seeing incremental improvement in our business, mainly coming from our mature technologies. Therefore, we are now revising our revenue guidance upward. Based on the mid-point of our revised guidance for revenues including our share of SMP revenues, wafer shipments are now expected to increase approximately 60 percent compared to first quarter of 2009. In line with higher revenues, we expect net loss to improve approximately $10 million compared to our previous guidance,” said George Thomas, senior vice president & CFO of Chartered.
Chartered plans to release its second quarter 2009 results on Friday, July 24, 2009, Singapore time, before the Singapore market opens. Chartered’s original guidance for second quarter 2009 was published in the Company’s first quarter 2009 earnings release dated April 24, 2009, which can be found on Chartered’s Web site at www.charteredsemi.com, under Investor Relations, Earnings Releases section.

The revised outlook for second quarter 2009 is as follows:

	1Q 2009	2Q 2009
		April 24 Guidance	Revised Guidance
	Actual	Midpoint/Range	Midpoint/Range
Revenues	$243.9M	$327M, ± $6M	$343M, ± $5M
Revenues including Chartered’s share of SMP	$253.5M	$346M, ± $7M	$361M, ± $5M
ASP (a)	$928	$918, ± $20	$912, ± $15
ASP including Chartered’s share of SMP (a)	$927	$907, ± $25	$902, ± $20
Utilization	38%	58%, ± 3%	61%, ± 2%
Gross profit (loss)	($27.5M)	$17M, ± $6M	$28M, ± $5M
Net income (loss)	($98.8M)	($59M), ± $5M	($49M), ± $4M

ADS used in calculation of basic earnings (loss) per ADS (adjusted for rights offering and share consolidation)	38.4M	83.6M	83.6M
Basic earnings (loss) per ADS (b)	($2.64)	($0.74), ± $0.06	($0.62), ± $0.05

(a)	Eight-inch equivalent wafers.

(b)	Basic earnings (loss) per ADS is computed by deducting from net income or adding to net (loss) the accretion to redemption value of the convertible redeemable preference shares, projected to be approximately $2.6 million in second quarter 2009. Share count used to calculate earnings or loss per ADS for all periods presented has been adjusted for rights offering and share consolidation in accordance with US GAAP reporting.
About Chartered
Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT, SGX-ST: CHARTEREDSC), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 40/45 nanometer (nm), enabling today’s system-on-chip designs. The company further serves its customers’ needs through a collaborative, joint development approach on a technology roadmap that extends to 22nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement strategies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and five 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to the incremental improvement in our business, increase in wafer shipments in second quarter and the revision of our guidance for 2Q09 results reflect our current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are decreased consumer confidence, credit crisis, financial market turmoil and the deteriorating global economic conditions; changes in the demands from our customers; demand and supply outlook in the semiconductor market; competition from existing foundries and new foundry companies resulting in pricing pressures; excess inventory, life cycle, market outlook and trends for specific products; products mix; unforeseen delays, interruptions, performance level of our fabrication facilities; our progress on leading-edge products; changes in capacity plans, allocation and process technology mix; unavailability of materials, equipment, manpower and expertise; access to or delays in technological advances or our development of process technologies; the successful implementation of our partnership, technology and supply alliances (including our joint development agreements with IBM and the other joint development partners); the growth rate of fabless companies, the outsourcing strategy of integrated device manufacturers (“IDM”) and our expectation that IDMs will utilize foundry capacity more extensively. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which cause actual results to differ materially can be found in “Item 3. Key Information — D. Risk Factors” in our 2008 annual report on Form 20-F filed with the US SEC. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
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